CRONE ROZYNKO LLP
101 Montgomery Street, Suite 1950
San Francisco, CA 94104
(415) 955-8900
FAX: (415) 955-8910

August 21, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549
Attn: Ms. Tia Jenkins

Re:	Shandong Zhouyuan Seed and Nursery Co., Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 333-52472

Dear Ms. Jenkins:

We hereby respectfully request that the Commission extend the due date for the Company’s response to the Commission’s comment letter dated August 7, 2008 regarding the above reference matters, until Monday, September 1, 2008.

Thank you for the Commission’s consideration of our request for extension. Please feel free to contact me at (415) 955-8900 with any questions or to discuss this request for extension.

Very truly yours,

CRONE ROZYNKO LLP

/s/ Matthew Z. Chang
Matthew Z. Chang